GEOLOGIC REPORT WR04EXE-1

SUMMARY REPORT
FOR THE WEST RIDGE GOLD PROPERTY,
FAIRBANKS MINING DISTRICT,
ALASKA

prepared for

Teryl Resources Corp.
#1103-11871 Horseshoe Way
Richmond, BC V7A 5H5
Canada

prepared by

Avalon Development Corp.
P.O. Box 80268
Fairbanks, AK 99708

March 25, 2004

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

LIST OF FIGURES

Figure 1:	Location map for the West Ridge project.
Figure 2:	Land status map for the West Ridge project.
Figure 3:	General geology of the Fairbanks Mining District, Alaska.
Figure 4:	Schematic summary of deposit types in the Fairbanks District.
Figure 5:	General geology of the West Ridge property area.
Figure 6:	Contour map of gold in soils on the Old Glory prospect.
Figure 7:	Plan view of the 2003 trenches and geochemical results, Old Glory prospect.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

LIST OF TABLES

Table 1:	2003 work summary for the West Ridge project.
Table 2:	Significant rock grab sample geochemistry, Old Glory prospect.
Table 3:	Significant 2003 trench channel sample geochemistry.
Table 4:	Significant 2003 trench grab sample geochemistry.
Table 5:	Intrusive channel sample geochemistry, trench WRTR0303.

LIST OF APPENDICES

Appendix 1: Legal description of the West Ridge claims.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

SUMMARY

The West Ridge project is located in a road accessible mining district with excellent land status and infrastructure. The project is located within host rocks that contain commercially viable mineralization elsewhere in the Fairbanks Mining District and is located in the headwaters of streams that were mined for alluvial gold in the past. Limited exploration conducted in the 1990’s suggested the presence of widespread structurally controlled gold mineralization however surface bedrock exposures of mineralization were not discovered until soil sampling and trenching were completed in 2003. Trenching on the Old Glory prospect area of the West Ridge property has revealed shear and intrusive hosted gold mineralization at several locations. Follow-up geophysical surveys suggest intrusive-related gold mineralization may exist on the Old Glory prospect area. Additional geophysical surveys, soil auger sampling and reverse circulation drilling are recommended for the project. The total estimated cost of these programs is US$590,000.

     AVALON DEVELOPMENT CORPORATION P.O. Box 80268, Fairbanks AK 99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

INTRODUCTION AND TERMS OF REFERENCE

          The following report was commissioned by Teryl Resources Inc. (Teryl) to summarize the geology and mineralization of Teryl’s West Ridge gold prospect near Fairbanks Alaska (Figure 1). Previous work on the property had revealed low-level soil and drill anomalies but a comprehensive review of the property had never been conducted. Avalon Development Corp. was retained in mid-2003 to review past exploration efforts and recommend future exploration programs, if warranted. Avalon identified lode tungsten and gold in soil anomalies in several areas of the property and following review by Teryl management, staged exploration programs were approved and conducted during the period July 2003 through January 2004. This report constitutes a summary of all past work and includes recommended future work programs.

          Unless otherwise noted, all costs contained in this report are denominated in United States dollars (US$1.00 = CDN$1.25) . For purposes of this report, the term “opt” will refer to troy ounces per short ton, “gpt” will refer to grams per metric tonne. “ppb” will refer to parts per billion and “ppm” will refer to parts per million. The conversion used to convert troy ounces per short ton to grams per metric tonne is 1 troy ounce per short ton is equal to 34.2857 grams per metric tonne.

DISCLAIMER

          The attached report has been prepared by Avalon using public documents acquired by the author and private documents given to the author for this purpose. While reasonable care has been taken in preparing this report, Avalon cannot guarantee the accuracy or completeness of all supporting documentation. In particular, Avalon did not attempt to determine the veracity of geochemical data reported by third parties, nor did Avalon attempt to conduct duplicate sampling for comparison with the geochemical results provided by other parties. The interpretive views expressed herein are those of the author and may or may not reflect the views of Teryl.

PROPERTY DESCRIPTION AND LOCATION

          The West Ridge Au property is located approximately 15 miles north of Fairbanks, Alaska, in the Livengood A-2 1:63,360 quadrangle. The property’s western margin is crossed by the Elliott Highway, a major paved artery connecting Fairbanks to the North Slope oil and gas production facilities at Prudhoe Bay (Figure 1). The West Ridge property consists of 48 state of Alaska mining claims covering 1750.5 acres, 440 acres of leased Mental Health Trust (MHT) land and 75 acres of patented mining claims under lease purchase option in the Livengood quadrangle Township 2 North, Range 1 East (Figure 2). The state claims are registered with the Alaska Division of Mining, Land, and Water Management with Teryl Resources Corp. as the 100% owner (Appendix 1)

.AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

          In mid-2003 Teryl acquired and exploration option on a 440 acre parcel of fee-simple land owned 100% by the Alaska Mental Health Trust (Figure 2). These lands lie within and adjacent to the northern boundary of the West Ridge claims and can be converted to a development lease at the option of Teryl. In consideration for the State of Alaska lease, a variable net smelter returns (NSR) production royalty on the lease land is granted to the State of Alaska, Trust Land Office (TLO). The NSR royalty ranges from 2.5% for gold prices below $300 to 5% for gold prices above $500. Additionally, Teryl will grant a 1% Net Smelter Return (NSR) on its 100% owned West Ridge property with first refusal to purchase the 1% NSR in the event that TLO decides to sell. Annual rental charges on the Mental Health Trust lease total $2,200 per year for 2003 through 2005 with work commitments of $4,400 per year for the same period. The Mental Health Trust lease is in good standing.

          In mid-August 2003 Teryl acquired an option to purchase 70.785 acres of patented land from Fairbanks mine operator Michael Roberts (Figure 2). The claim, known as Anderson Group 2nd Tier Right Limit of Dome Creek was patented as Mineral Survey No. 1740 and is situated on the north side of Dome Creek in a physically separate block from the other Teryl holdings at West Ridge. Under terms of the agreement Teryl has the option to purchase 100% interest in the claim, subject to a 5% net profits interest retained by Roberts, by making stages cash payment totaling $147,500 before August 31, 2006. The agreement currently is in good standing.

          Mineral rights in this part of Alaska are administered by the State of Alaska (for both State mining claims and Mental Health Trust lands). Annual mining claim rents vary according to claim size and age and are due and payable by November 30 of each year for State mining claims. Total 2003-2004 rents paid on State claims total $6,240. Claim rentals are paid in addition to annual work commitment on State mining claims total ($2.50 per acre per year). Amounts spent in excess of these levels are bankable on State mining claims for up to four years into the future. All claims on the West Ridge project currently are in good standing. There currently are no unusual social, political or environmental encumbrances to mining on the project. Two open pit gold mines currently operate within 10 miles of the West Ridge project, Fort Knox and True North, both operated by Kinross Gold. None of the claims or Mental Health Trust lands controlled by the West Ridge project have been surveyed by a registered land or mineral surveyor and there are no State or federal laws or regulations requiring such surveying. Teryl currently holds a valid 3-year Hardrock Exploration Permit on the project. Additional permits for future work will be acquired from the Alaska Department of Natural Resources on an as-needed basis.

ACCESS AND INFRASTRUCTURE

          The West Ridge property is approximately 15 road miles north of Fairbanks via the paved Elliott Highway. The south side of the property is accessible via seasonal dirt roads and the Old Murphy Dome Road while the north side of the property is accessible via the Dome Creek Road and seasonal dirt roads connecting to it. Land telephone lines and a high voltage electrical power line service Kinross Gold’s True North mine, less than 2 miles from the property. A cellular phone network already covers the West Ridge property. The greater Fairbanks area supports a population of approximately 75,000 and has excellent labor and services infrastructure, including rail and international airport access. Exploration and development costs in the Fairbanks area are at or below those common in the western United States.

.AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

          Elevations on the property range from 800 feet to over 1900 feet (Figure 2). Topography in the area is dominated by low rounded hills dissected by relatively steep walled valleys. Outcrops are scarce except in man-made exposures. Vegetation consists of a tundra mat that supports subarctic vegetation. A variably thick layer of aeolian silt covers valley bottoms on the property. Permafrost is limited to small discontinuous lenses on steep, poorly drained north-facing slopes and has posed no hindrance to past exploration. Average annual precipitation is 13 inches, mostly as snowfall. Mining operations can be conducted on a year-round basis and heap leach technology has been profitably employed at two locations in the Fairbanks district since 1985. The nearby Fort Knox and True North gold mines currently are producing on a year-round basis with combined 2003 production of 391,831 ounces of gold at a cash cost of $243 per ounce (Kinross, 2004).

HISTORY

          The Dome Creek basin has been one of the most productive placer gold drainages in the Fairbanks District with the portion of the drainage from Seattle Creek (draining the central West Ridge project area) downstream to the townsite of Olnes producing approximately 114,000 ounces of placer gold between 1903 and 1973 (Cobb, 1973). The United States Smelting Refining and Mining Company (USSR&M) conducted dredging in Dome Creek from Seattle Creek to Moose Creek from 1955 – 1959 (Freeman and Schafer, 1999). A small scale undergound drift mine was operated by Roberts Mining started from 1989 to 1993 below the lower limit of U.S.S.R. & M. dredging (Bundtzen and others, 1990, Bundtzen and others, 1994). This ground currently is controlled under purchase option by Teryl. During the summer of 1989 Roberts Mining processed about 14,000 cubic yards of gravel mined the previous winter that averaged 0.04 ounces per cubic yard (Bundtzen and others, 1990). In 1991, Robert's Mining mined 11,470 cubic meters (15,000 cubic yards) of placer pay at the drift mine, reworking old drifts and removing side pay left by the early 20th century hand miners (Bundtzen and others, 1994). Although limited evidence exists of small scale surface placer prospecting exists in Seattle Creek, Moose Creek No. 1 and Moose Creek No. 2, no information is available to the author regarding these activities or possible production from them.

          Several small lode gold and tungsten occurrences occur with and adjacent to the West Ridge project (Freeman and Schafer, 1999). Prior to 1943 a small occurrence of scheelite was discovered at the Old Glory prospect on the ridge between Seattle Creek and Moose Creek No. 2 (Figure 2). A 3-foot zone of weathered schist containing disseminated scheelite was found which strikes N44oE and dips 45oSE. The average tungsten tri-oxide content was estimated at 0.5 to 1% (Joesting, 1943). Byers (1957) reported that channel samples across 4.5 feet of the disseminated scheelite zone contained 0.48% tungsten tri-oxide. A fine-grained quartz diorite dike was found 8 feet below the surface in the bottom of a small pit sunk in the same trench where the scheelite was encountered (Joesting, 1943). No record of production or other exploration is available on this prospect. Vegetation observed in 2003 that had grown up in the trench suggests this prospect had not been explored of at least 30 years.

          In October and November 1996 Placer Dome U.S. (PDUS) conducted limited diamond drilling on the MHT lands now controlled by Teryl (Freeman, 1997). PDUS completed core holes FR96-27, FR96-28, FR96-30 with a total footage of 2,420 feet. The cost of this work was

.AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

approximately $124,000. Following completion of this drilling it became apparent that holes FR96-28 and FR96-30 were drilled north of the MHT property line on lands then owned by USSR&M predecessor Alaska Gold. Data from these two holes was transmitted to MHT but is not available to Teryl or the author since these data are not owned by MHT.

          In early 1997 seven diamond drill core holes (3,271 feet) were drilled along the basin floor of Moose Creek No. 1 on what is now MHT lands. At the time these holes were drilled this land consisted of two state mining claims owned by local prospector John Hannah and leased to PDUS. Shortly afterwards PDUS terminated its interest in the lease and in 2002 Hannah failed to pay annual state claim rents thereby terminating the claims. The land formerly covered by the Hannah claims automatically became fee simple lands owned by MHT and are now part of the MHT – Teryl lease agreement. Data from the 1997 drilling is not owned by MHT since the drilling was done prior to their ownership so the results of the drilling are not available to the author.

          Teryl Resources acquired the property in the early 1990’s and conducted limited ground magnetics surveys and power auger soil sampling on 400 foot spaced north-south lines (Duncan, 1999). This work outlined two broadly defined gold in soil anomalies, the East anomaly lies on the divide between Seattle and Steamboat Creeks on the eastern margin of the property. The Western anomaly is located on the divide between Moose Creek No. 2 and small unnamed tributaries of Dome Creek in the central portion of the West Ridge property. Follow-up work on these anomalies was conducted by Kinross in 1998 and 1999 when Kinross completed widely spaced Bombardier auger soil sampling and followed up by drilling 4 reverse circulation drill holes (1,650 feet) along the old powerline right or way within the Western anomaly (Duncan, 1999). Kinross terminated its option on the property in early 2000.

          No further work was conducted on the West Ridge prospect until July 2003 when Teryl retained the author to review past work and make recommendations for future work on the property. Initial efforts focused on the Old Glory and the newly discovered Black Dome prospects. During the period July 2003 through January 2004 Teryl funded hand trenching, rock sampling, power soil auger sampling, trenching and ground magnetics and VLF surveys over the Old Glory prospect and limited power soil auger sampling, rock sampling and prospecting on the Black Dome prospect. Table 1 is a summary of work completed at West Ridge in 2003. Samples collected in 2003 are discussed under “Exploration”.

          Table 1: 2003 work summary for the West Ridge project.

Activity	# samples	# feet or line-ft
Rock Grab Sampling	98	0
Soil Auger Sampling	525	33,210
3 Backhoe Trenches	246	1,122
Line Feet Magnetics	0	1,400
Line Feet VLF-EM	0	1,400
Blank Samples	81	0
Total Samples	950

.AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

GEOLOGIC SETTING

          Bedrock geology of the Fairbanks Mining District is dominated by a N60-80E trending lithologic and structural trend covering a 30-mile by 15-mile area (Robinson and others, 1990; Newberry and others, 1996). The southern two-thirds of the West Ridge project is situated primarily in lower to middle Paleozoic metavolcanic and metasedimentary rocks of the Cleary Sequence and Fairbanks Schist (Figure 3). These rocks are in fault contact along the northeast trending Eldorado Fault which separates Fairbanks Schist on the south from eclogite and amphibolite facies rocks of the Chatanika Terrane on the north. Rocks of the Cleary Sequence and Fairbanks Schist are exposed in the Cleary antiform, the northern of two northeast trending antiformal belts present in the district.

          Lithologies in the Fairbanks Schist include quartz muscovite schist, micaceous quartzite and biotite quartz mica schist. These lithologies have been metamorphosed to the lower amphibolite facies. Lithologies within the Cleary Sequence include quartzite, massive to finely laminated mafic to intermediate flows and tuffs, calc-schist, black chloritic quartzite, quartz-sericite schist of hydrothermal origin and impure marble.

          Most investigators believe rocks of the Cleary Sequence and Fairbanks Schist have been over thrust from the northeast by eclogite to amphibolite facies rocks of the Chatanika terrane (Newberry and others, 1996; Figure 3). The Chatanika terrane consists of quartz muscovite schist, carbonaceous quartzite, impure marble, garnet feldspar muscovite schist, and garnet-pyroxene eclogite that have yielded Ordovician Ar40/Ar39 age dates. Motion on the Chatanika thrust fault has been dated at approximately 130 million years (Douglas, 1997; Douglas and others, 2002) and resulted in structural preparation of favorable host units in the Chatanika terrane and adjacent lower plate rocks. Evidence from the district and from other parts of Interior Alaska with similar geologic histories suggest rocks classified as part of the Cleary Sequence may in fact be both Fairbanks Schist and Chatanika terrane rocks separated by multiple low angle structures that could be either thrust or gravity faults or both (Freeman, 2004; Smith and others, 2000).

          Intrusives in the Fairbanks district have yielded Ar40/Ar39 and K-Ar dates of 85-95 million years (McCoy and others, 1995; McCoy and others, 1997). These intrusives range in composition from diorite to granite and possess elevated Rb/Sr ratios indicative of significant crustal contribution to subduction generated magmas. Several granodiorite to aplite intrusive bodies are present in the West Ridge project area. The presence of hypabyssal intrusives and sporadic Au and Au-W mineralization in the West Ridge project area suggests the area may be underlain by more extensive intrusive bodies similar to those on Pedro Dome and Gilmore Dome. This conclusion is supported by airborne geophysical surveys (DGGS, 1995). Mineralization within the Pedro Dome, Gilmore Dome and Dolphin intrusive complexes suggests plutonic rocks pre-date or are contemporaneous with mineralization.

          Rocks on the West Ridge project are folded about earlier northwest and northeast trending isoclinal recumbent fold axes followed by an open folded N60-80E trending system (Hall, 1985). Upper plate rocks of the Chatanika terrane have been affected by more intense northwest and northeast trending isoclinal and recumbent folding followed by folding along the same N60-80E trending axis which affected lower plate rocks. Lithologic packages in both the

.AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

upper and lower plates are cut by steeply dipping, high angle northwest and northeast trending shear zones, some of which are mineralized (Figure 3). Airborne magnetic data in this part of the Fairbanks District indicate the presence of district scale east-west and northeast trending structures which appear to pre-date N60-80E folding (DGGS, 1995, LaLacheur, 1991). Although little empirical evidence exists from the West Ridge property itself, gold mineralization on the West Ridge project probably post-dates regional and district scale folding and probably is contemporaneous with or slightly younger than district-scale northeast trending structures and plutonic activity.

DEPOSIT TYPES

          Recent discoveries in the Fairbanks District have outlined a series of distinctive mineral occurrences which appear to be genetically related to mid-Cretaceous plutonic activity which affected a large area of northwestern British Columbia, Yukon, Alaska and the Russian Far East (Flanigan and others, 2000). This work, based on extensive geologic and structural mapping and analytical studies (major and trace element analysis, fluid inclusion microthermometry, Ar40/Ar39 geochronology, and isotope analysis) has provided new information regarding gold metallogenesis in the Fairbanks district (Burns et al., 1991; Lelacheur et al., 1991; Hollister, 1991; McCoy et al., 1994; Newberry et al., 1995; McCoy et al., 1995). A synthesis of this information (Hart et al., 2002, McCoy et al., 1997) suggests an ore deposit model in which gold and high CO2 bearing fluids fractionate from ilmenite series, I-type mid-Cretaceous intrusions during the late phases of differentiation. The gold is deposited in anastomosing pegmatite and/or feldspar selvage quartz veins. Brittle fracturing and continued fluid convection and concentration lead to concentration of gold bearing fluids in intrusions and schist-hosted brittle quartz-sericite shear zones. Carbonate and/or calcareous metamafic horizons host W-Au skarns and replacement deposits. Structurally prepared calcareous and/or carbonaceous horizons may host bulk-mineable replacement deposits. These occur most distal to the intrusions within favorable host rock in the Fairbanks Schist and Chatanika Terrane. The various styles of significant hypogene gold mineralization in the Fairbanks Mining District are portrayed in a schematic cross section in Figure 4 (McCoy and others, 1997, Smith and other, 2000).

          Seven different potentially economic gold deposit types have been identified in Interior Alaska and the Fairbanks district. They are:

1.

Gneiss or high-grade schist-hosted quartz veins or metasomatic replacement zones proximal to or within causative intrusives. Metals associated include Au, Bi, and As and possibly Cu and W. Pogo (5.6 Moz) and Gil (433,000 oz) are examples of such mineralization. There is a strong genetic relationship between the causative intrusion and gold mineralization but no obvious spatial relationship.

2.

Stockwork-shear style mineralization hosted in porphyritic intermediate to felsic intrusives. Mineralization contains Au with anomalous Bi, Te, W and trace Mo. Examples include Fort Knox (7.2 Moz) and Dublin Gulch (+1 Moz). There is a strong genetic and spatial relationship between host intrusion and gold mineralization.

3.	Porphyritic stockwork with intrusion/schist shear hosted Au-As-Sb (Ryan Lode, 2.4 Moz) with a strong genetic and spatial relationship between host intrusion and gold mineralization,

.AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

4.

Base metal ± Au, Ag and W intrusion hosted mineralization with both spatial and genetic relationship between precious metal mineralization and intrusion. Examples include Dolphin (0.6 Moz) and Silver Fox prospects.

5.

Structurally controlled mineralization hosted by schist-only high angle shear zones and veins. Associated metals include Au, As, Sb, Ag, Pb and W in low sulfide quartz-carbonate veins. Alteration adjacent to veins is pervasive quartz-sericite- sulfide alteration that can extend for up to one mile from the source structure. Deposits were mined heavily prior to World War II and are noteworthy because of their exceptional grades (+1 to +5,000 opt Au). Examples include Cleary Hill (280,000 oz production), Christina, Hi Yu (110,000 oz production) and Tolovana (500 oz production) veins. There is a strong genetic relationship between the causative intrusion and gold mineralization but no obvious spatial relationship.

6.

Low angle, disseminated, carbonate-hosted Au-As-Sb mineralization associated with brittle thrust or detachment zones distal to generative intrusives. The True North deposit (1.3 Moz) is an example of this type of mineralization (Jensen and Newberry, 2003). There is a strong genetic relationship between causative intrusions and gold mineralization but no obvious spatial relationship.

7.

Shear-hosted monominerallic massive stibnite pods and lenses. Trace As, Au, Ag and Pb but these prospects are noteworthy because they appear to represent the most distal end members of the intrusive gold hydrothermal systems. Examples include Scrafford and Stampede mines. There is a strong genetic relationship between causative intrusions and gold mineralization but no obvious spatial relationship.

MINERALIZATION

          Little is know of the controls for mineralization on the West Ridge project however gold mineralization in the Fairbanks District is well documented and reasonably well understood (Flanigan and others, 2000, LaLacheur, 1991; McCoy and others, 1997). The majority of the mineralized structures in the district trend either N60-80W and dip steeply to the southwest or N40-60E and dip steeply to the northwest (Chapman and Foster, 1969). These shear zone geometries and their distribution may represent sympathetic structures generated by regional scale shear couples related to Tertiary (post 55 Ma) motion of the Tintina and Denali faults (Flanigan and others, 2000).

          Examination of the spatial arrangement of gold occurrences in the Fairbanks District suggests clusters or swarms of gold-bearing veins, stockworks and shear zones are controlled by a series of district-scale northeast-trending structures regularly spaced approximately 8,000 feet (2.4 km) apart across the district. These structures were first identified as district scale features evident on public airborne geophysical surveys conducted in the mid-1990’s (DGGS, 1995). Their periodicity with respect to clusters of known gold occurrences was unrecognized prior to that time. The Eldorado fault, which cuts through the West Ridge property (Figure 5), is the best documented of these district scale northeast structures and appears to control mineralization at both the Ryan Lode (2.4 million ounces) and the True North (1.3 million ounces) deposits. This 8,000-foot periodicity extends to the east where it is associated with the 600,000 ounce Dolphin deposit and several of the district’s largest past-producing lode gold mines (Freeman, 2004). Gold mineralization to the west of the Eldorado Creek fault in the Treasure Creek area and the

.AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Sheep Creek area of Ester Dome may also be controlled by regularly spaced northeast trending structures.

          The other recently recognized feature of gold mineralization in the West Ridge area is related to the structural relationship between “lower plate” rocks of the Fairbanks Schist – Cleary Sequence and “upper plate” rocks of the Chatanika Terrane. Published maps of the district (Robinson and others, 1990; Weber and others, 1992; Newberry and others, 1996) indicate that the contact between the overlying Chatanika Terrane and rocks of the lower plate are marked by a single north-dipping thrust plane that strikes northeast according to Robinson and others (1990) or east-west according to Newberry and others (1996). Douglas (1997) and Douglas and others (2002) dated this thrust event at 130 Ma based on data derived from a single core hole drilled by Placer Dome on Marshall Dome several miles east of the West Ridge project. The actual contact between upper and lower plate rocks is not exposed at surface anywhere along its mapped trace so the inferred motion direction (thrust versus low-angle gravity fault) is unknown. With the exception of gold and antimony mineralization in the vicinity of the True North deposit, published geologic maps of the district indicate that all of the historic lode gold, tungsten and antimony occurrences in the district are hosted in lower plate rocks. However, geological and geochemical data from the West Ridge property suggest that lode gold mineralization on the Old Glory prospect on the West Ridge project is hosted in a zone containing mixed lithologies derived from both upper and lower plate rocks. This mixed zone appears to may be the result of multiple en-echelon low angle structures separating upper and lower plate rocks. If this interpretation is correct, the grade and geometry of gold mineralization in the West Ridge project area may be controlled in part by district-scale northeast trending “master” structures and favorable physio-chemical conditions in host rocks separated by en-echelon low-angle faults related to emplacement of the Chatanika Terrane.

EXPLORATION

          Prior to the work conducted by Teryl in 2003 the only significant exploration work conducted on the West Ridge project was that conducted by Teryl (1992-96) and Kinross (1998 and 1999, See History). Teryl’s efforts consisted of ground magnetics and soil auger sampling which identified the East and West anomalies (see History). Except for gold values, details of these surveys are not available to the author. A total of 718 soil auger samples were collected by Teryl with gold values ranging from 2 to 990 ppb (Teryl, 1996). Anomalous gold was clustered in two locations in the central part of the property on the ridge between Moose Creek and Seattle Creek and on the divide between upper Dome Creek and Steamboat Creek (Figure 5). A single anomalous soil sample containing 215 ppb gold was detected near the Old Glory prospect but was not associated with other anomalous soil samples.

          In 1998 Kinross Gold, then operating the Fort Knox project and conducting district-scale work on a number of other projects acquired the West Ridge property and completed due diligence sampling that confirmed the presence of anomalous gold, arsenic and antimony on the East and West Anomalies (Duncan, 1999). Additional widely spaced Bombardier soil auger sampling was completed in 1999 and reverse circulation drilling was conducted on the West anomaly. This work identified two large gold in soil anomalies, the East and West anomalies (Figure 5). The West anomaly measures 4,000 feet NW-SE by 3,000 feet NE-SW and contained numerous samples with +100 ppb gold and +200 ppm arsenic. Limited surface rubble crop

.AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

returned anomalous gold in felsic intrusive and quartzite with the values ranging from <5 ppb to 16.45 ppm. The East anomaly, while containing lower overall geochemical values, is over 7,000 feet long NE-SW and extends off the West Ridge property to the northeast. Gold in soils on the East anomaly reached a high of 1.64 ppm. A single sample anomaly containing 960 ppb gold was identified 2,000 feet west of the Old Glory prospect but the Old Glory prospect was not covered by the Kinross soil sampling grid.

          Kinross conducted follow-up reverse circulation drilling in 5 holes (1,650 feet) on the West anomaly. This drilling failed to intersect significant mineralization except for a 20 foot interval in hole WR1 with returned 0.033 opt gold from 115 to 135 feet and a 10 foot interval in hole WR4 with returned 0.040 opt gold from 340 to 350 feet (Duncan, 1999). Gold-bearing intrusive rocks that were mapped and sampled at the surface were not found to be extensive in drilling. Anomalous gold in drill cuttings was associated with elevated arsenic and antimony similar to other gold-bearing systems in the central Fairbanks Mining District. Kinross terminated its interest in the property prior to the 2000 exploration season.

          In July of 2003 Teryl retained Avalon Development to evaluate the West Ridge project and make recommendations for future exploration. This evaluation revealed a number of significant gold and pathfinder anomalies where no follow-up work had been completed. Initial field exploration efforts in 2003 focused on the Black Dome area of the property where prospecting revealed the presence of a previously undocumented abandoned adit/trench on the north facing ridge above the Dome Creek (Figure 2). Chatanika terrain eclogite, black carbonaceous schist and quartzite are exposed in the walls of the excavation which appears to date back to the 1950’s. Samples of the carbon rich, Fe-oxide stained carbonaceous schist returned a high of 105 ppb gold. Due to the low gold concentrations and lack of quartz stockwork veining characteristic of upper plate mineralization, exploration emphasis was shifted to the south to the Old Glory prospect.

          Initial efforts at the Old Glory prospect included hand-trenching in the vicinity of the historic tungsten-bearing trench (Freeman and Schafer, 1999). Grab rock sampling conducted in and around this old slit trench produced several significant gold values with associated with highly anomalous arsenic and sporadic anomalous lead, bismuth, antimony and tungsten (Table 2). The presences of gold-bearing calc-silicate alteration in some rock samples and sporadic anomalous bismuth (<2 to 144 ppm) suggests the presence of a gold-favorable intrusive system similar to that being drilled currently by Kinross Gold at their Gil project in the eastern Fairbanks District.

          The extent of this type of mineralization and the possible presence of the causative intrusive were unknown so a small closely spaced (10 meter spacing) soil auger grid was placed over the Old Glory discovery area in late July. This work revealed a 100 square meter + 50 ppb gold anomaly within which 56 out of 121 samples contained over 100 ppb Au with a high of 1,155 ppb Au. An expanded soil sampling program was conducted August-October and consisted of an additional 405 soil auger samples on 25 meter centers.

.AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Table 2: Significant rock grab sample geochemistry, Old Glory prospect.

Sample #	Rock Type	Au_ppb	As_ppm	Bi_ppm	Fe_perc	Pb_ppm	Sb_ppm	W_ppm
460488	Qtz vnlt in qtzt	10,000	5,370	-2	9.58	33	35	20
161975	Quartzite	1,915	10,000	-2	1.70	7	367	-10
460484	Skarn	1,885	5,900	-2	5.50	11	72	20
460483	Skarn	922	472	6	9.13	15	75	30
468324	Calc-silicate	698	30	44	5.13	6	10	10
460486	Skarn	419	581	144	3.85	202	61	-10
468327	Calc-silicate	338	745	-2	3.86	5	38	50
161971	Quartzite	316	230	5	4.17	16	10	-10
460487	Quartzite	191	31	-2	3.51	18	9	-10
468320	Quartzite	162	81	4	3.07	8	5	-10
460485	Skarn	137	526	-2	12.35	5	39	30
492432	Quartzite	135	354	-2	1.51	8	22	20

          Geochemical data from the two integrated grids delineated at least two prominent structural trends associated with gold mineralization at Old Glory (Figure 6). The dominant trend for gold in soils is N30E. This trend lies along a mapped district-scale northeast trending linear defined from airborne geophysical surveys (Newberry and others, 1996). A less apparent N45W trending gold anomaly can also be interpreted from the soil geochemistry however the northwest trending anomalies are less continuous and of lower magnitude than the northeast trending anomalies. There is a strong correlation in soil geochemistry between Au, As and Sb and to a lesser degree with Bi and W. Gold, arsenic and antimony are elevated within a northeast trending corridor measuring 650 meters in length by 375 meters in width. The anomaly remains open to expansion beyond the limits of the soil auger grid. Gold, arsenic and antimony also display less obvious northwest trending soil anomalies suggesting the northwest trending mineralization pre-dates the district-scale northeast shear system.

          Soil geochemistry also delineates a remarkably clear boundary between schists of the Chatanika Terrane, Fairbanks Schist and Cleary Sequence on the south and hornblende granodiorite to the north. This intrusive is thought to be the western limit of the Pedro Dome intrusive. Limited rubble crop of the Pedro Dome intrusive exists along the old powerline access road on the north end of the soil grid. These rubble crops are unaltered and unmineralized as are most of the soil chips collected from soil samples in the northern 1/3 of the soil grid area. However, more felsic derivatives of the Pedro Dome intrusive are concentrated along the intrusive – schist contact and intruding into the schist units south of the main contact. These contact units are strongly sericite altered and contain variable amounts of gold and pathfinder elements. Soil geochemistry suggests potassic alteration and Au-As-Sb mineralization are associated with these marginal phase intrusives. In addition elevated bismuth values in soils, while generally low (3-5 ppm), are generally located within or proximal to sericite-altered granodiorite. These findings suggest gold mineralization may be related to late-stage intrusives which are in turn controlled by the district scale northeast trending structures. Similar genetic conclusions have been drawn for two other deposits in the district: the 1.3 million ounce True North deposit mineralization, located along the Eldorado fault, a district-scale northeast trending structure that is parallel to and approximately one mile northwest of the Old Glory area, and the

.AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

0.6 million ounce Dolphin deposit located along a similar northeast trending linear that is parallel to and approximately one-half mile southeast of the Old Glory area.

          The preliminary rock sampling and soil auger sampling results prompted Teryl to approved backhoe trenching over the central portion of the Old Glory soil anomaly. Three trenches (342 meters total) were excavated, mapped and sampled in October 2003. In addition, ground based magnetics and VLF-EM surveys that parallel trenches were completed in late November and a follow-up magnetic survey was completed in mid January 2004 to expand geophysical coverage to the south of the trenches (Adler, 2003; Adler, 2004).

          Two of the three trenches were oriented west-northwest to cross the main trend of soil anomalies and the predominant structural grain through the Old Glory area. The other was oriented N30E parallel to and within the heart of the Old Glory soil anomaly (Figure 7). Overburden thickness ranges from about 3 to 8 feet and consisted of thawed aeolian silt on heavily weathered bedrock. Trench WR-1 is a total of 155 meters in length, trench WR-2 was 72 meters in length and trench WR-3 was 115 meters in length. Each trench was mapped and chip channel samples collected from the floor of the trench. Geochemical sampling was conducted on 1 meter centers for altered and/or mineralized intervals and 2 meter centers for unaltered rocks. Samples collected for trenches WR-1, WR-2, and WR-3 totaled 119, 35, and 93, respectively. An additional 34 samples were collected as high-grade material from selected locations.

          The dominant lithologies present in the WR trenches include massive to thinly bedded gray quartzite, massive to fissile brown and buff micaceous quartzite, and fissile brown to gray quartz mica schist. Less common lithologies observed include dark gray aphanitic quartz porphyry dikes, eclogite and biotite diorite to granodiorite. Barren metamorphic “sweat” quartz lenses from 1 to 3 centimeters in width are common and normally parallel metamorphic foliation. Unaltered rocks generally weather rusty brown-orange to rusty orange-brown.

          Folding, faulting and shearing of varying degrees and orientations were observed in the West Ridge trenches. In general, foliation (S1) and original bedding (S0) are parallel and dip variably to the south. Small folds are common with a predominant fold axis orientation of 070o with axes plunging 14oE. There is no preferred orientation for faults. Dominant trends are NE, NW, and E-W +/- 20o. with variable but generally steep (+60o) dips. Faulting and shearing appear to be polyphase and some evidence was observed for foliation plane or low angle displacement. Shears are characterized by variable sericite alteration and occasional quartz veins/lenses. Several orientations of vertical to steeply dipping joints also are present, the most prominent being N20-25oE, N80oW, N80oE, and N40oW.

          Sericite alteration is pervasive in rocks containing significant anomalous gold and/or pathfinder elements and varies from weak and patchy in less altered rocks to pervasive and strong in highly altered rocks, most commonly where host rocks are cut by shear zones or at contacts with altered granitic rocks. Secondary oxidation products consists of As, Sb, Fe, and Mn oxides. Relative trace element concentrations help in identification between and among the various rock types at the nearby True North mine (Jenson and Newberry, 2003) and proved useful in helping distinguish between oxidized, hydrothermally altered and fresh units within the Chatanika terrane, Cleary Sequence and Fairbanks Schist.

.AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

          Quartz of hydrothermal origin was observed in all trenches, most commonly as 1 to 15 cm veins or stockwork veins in shear zones. Although surface oxidation is nearly complete, small amounts of unoxidized vein material remains in some of these shears and contain 1-3% sulfide/sulfosalts including arsenopyrite, pyrite, stibnite and/or boulangerite-jamesonite. The best exposures of mineralized shear zone was about the 70-meter mark of trench WR-1. The shear zone at this location is controlled by a steeply south dipping fault trending 290o. The immediate 10 meters in the hanging wall (south side) of this mineralized structure contained abundant slickensides. The shear itself consists of 30 cm of mineralized milky quartz vein and sericite altered schist fragments. A one-meter chip channel rock sample from this shear returned 595 ppb gold and 2,430 ppm arsenic (Table 3, sample 466406). Grab samples from this same zone returned 2,120 ppb gold and 5,280 ppm arsenic (Table 4).

Table 3: Significant 2003 trench channel sample geochemistry. Data from ALS Chemex.

Sample #	Trench	From_m	To_m	RockUnit	Au_ppb	As_ppm	Pb_ppm	Sb_ppm
468541	WRTR0301	46	48	Quartzite	519	1365	10	23
466406	WRTR0301	67	68	Breccia	595	2430	58	64
468334	WRTR0302	20	22	Qtz-mica schist	705	1770	37	45
461090	WRTR0303	99	100	Qtz-Mica schist	71	240	7	5
461091	WRTR0303	100	101	Quartzite	226	926	4	14
461092	WRTR0303	101	102	Diorite	2860	3140	9	33
461093	WRTR0303	102	103	Diorite	1245	1915	15	37
461094	WRTR0303	103	104	Diorite	649	1480	5	17
461095	WRTR0303	104	105	Diorite	902	2610	5	22
461096	WRTR0303	105	106	Diorite	457	1120	9	16
461097	WRTR0303	106	107	Diorite	494	1455	7	21
461098	WRTR0303	107	108	Diorite	650	1360	13	22
461099	WRTR0303	108	109	Diorite	168	200	16	11
461100	WRTR0303	109	110	Diorite	218	233	13	28
465404	WRTR0303	110	111	Diorite	361	156	14	21
465405	WRTR0303	111	112	Diorite	296	102	11	13
465406	WRTR0303	112	113	Diorite	412	222	9	27
465407	WRTR0303	113	114	Diorite	178	100	17	9
465408	WRTR0303	114	115	Diorite	355	228	9	30

          Trench 2 intercepted variably mineralized rock but failed to return plus-1 gram per tonne gold values from channel or grab samples. The best interval in trench 2 was a six-meter zone from 18 to 24 meters that returned three consecutive 2-meter samples which returned 189, 705 and 136 ppb gold, respectively. The first of these three samples contained a small dike of dark greenish gray siliceous sericite-altered intrusive suggesting a genetic relationship between anomalous gold and intrusive rocks on the prospect.

.AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Table 4: Significant 2003 trench grab sample geochemistry. Data from ALS Chemex.

Sample #	Trench	From_m	To_m	RockUnit	Au_ppb	As_ppm	Pb_ppm	Sb_ppm
490466	WRTR0301	70	70	Shear	2120	5280	46	154
490454	WRTR0301	29.5	29.5	Vein	452	707	6	12
490462	WRTR0301	59	59.5	Shear	208	339	5	71
490484	WRTR0302	spoils	spoils	Shear	442	2030	11	29
458668	WRTR0303	106.5	106.5	Shear	534	1230	15	31
458666	WRTR0303	101	101.5	Shear	419	1585	10	31
458670	WRTR0303	111	111	Intrusive	304	96	16	19
458672	WRTR0303	115	115	Intrusive	186	180	8	30

          Trench WRTR0303 was oriented northeast – southwest and extended from trench WRTR0302 on the north through and beyond trench WRTR0301 on the south. The southern 15 meters of trench 3 intercepted a diorite to granodiorite intrusive which had been noted in soil chips. This intrusive was highly oxidized but was strongly sericite altered where fresh rock was present. Oxidized sulfide cast suggest the fresh rock contained 1%-5% total sulfides. This intrusion is also cut by two white aplite dikes. Geochemistry from channel samples collected in trench 3 show a dramatic increase in gold and arsenic content within the intrusive (Table 5). The 14-meter section of the trench which intercepted the intrusive averages 660 ppb gold and 1,022 ppm arsenic with the highest grade portion of this interval being a two-meter zone nearest the country rock contact which averaged 2,052 ppb gold and 2,527 ppm arsenic. The intrusive mineralization remains open to expansion beyond the end of trench WRTR0303.

Table 5: Intrusive channel sample geochemistry, trench WRTR0303. Data from ALS Chemex.

Sample #	Trench	From_m	To_m	RockUnit	Au_ppb	As_ppm	Pb_ppm	Sb_ppm
461090	WRTR0303	99	100	Qtz-mica schist	71	240	7	5
461091	WRTR0303	100	101	Quartzite	226	926	4	14
461092	WRTR0303	101	102	Diorite	2860	3140	9	33
461093	WRTR0303	102	103	Diorite	1245	1915	15	37
461094	WRTR0303	103	104	Diorite	649	1480	5	17
461095	WRTR0303	104	105	Diorite	902	2610	5	22
461096	WRTR0303	105	106	Diorite	457	1120	9	16
461097	WRTR0303	106	107	Diorite	494	1455	7	21
461098	WRTR0303	107	108	Diorite	650	1360	13	22
461099	WRTR0303	108	109	Diorite	168	200	16	11
461100	WRTR0303	109	110	Diorite	218	233	13	28
465404	WRTR0303	110	111	Diorite	361	156	14	21
465405	WRTR0303	111	112	Diorite	296	102	11	13
465406	WRTR0303	112	113	Diorite	412	222	9	27
465407	WRTR0303	113	114	Diorite	178	100	17	9
465408	WRTR0303	114	115	Diorite	355	228	9	30

          Following return of geochemical results from the 2003 trenching program, two ground geophysical surveys were conducted over the Old Glory prospect. The initial survey consisted of magnetics and very low frequency electromagnetics (VLF-EM) lines which were coincident with the three trenches (Adler, 2003). These surveys revealed the presence of several coincident magnetic and VLF-EM anomalies. Coincident magnetic and VLF-EM anomalies outlined in

.AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

trenches 1 and 2 suggested that alteration and mineralization are likely controlled by a northeast striking structural zone which has an apparent dip of 55 degrees to the west. This interpretation is in agreement with soil geochemistry collected earlier in the season. In addition, the magnetic response from last 15 meters of trench WRTR0303 was markedly lower that the surrounding traverses within the metamorphic country rocks suggesting magnetic surveys could be a useful tool in tracing the extent of the mineralized intrusive encountered in trench 3. Magnetic lows are known to be associated with gold-bearing intrusives elsewhere in the Tintina Gold Belt (Hart et al., 2002, McCoy et al., 1997, Flanigan and others, 2000).

          A follow-up magnetic survey was completed over the Old Glory prospect in January 2004 in an attempt to determine the extent of the intrusive rocks encountered in trench WRTR0303 (Adler, 2004). This survey consisted of three lines ranging from 500 to 700 feet in length which extended from the south end of trench 3 in a fan pattern to the southwest, south and southeast. All three lines showed a marked decrease in magnetic response to the south suggesting a possible schist – intrusive contact in that area. Additional exploration will be required to determine if significant gold mineralization is associated with this probably contact zone (see Recommendations).

DRILLING

          Past drilling on the West Ridge property was conducted by Kinrsoss Gold in 1999. (see History). This work consisted of 4 reverse circulation drill holes (1,650 feet, Duncan, 1999). Drilling techniques and protocols used in this drilling are not available to the author. No other drilling has been conducted on the West Ridge property.

SAMPLING METHOD AND APPROACH

          Details of sampling methods utilized by Teryl Resources prior to 2003 and by Kinross Gold in 1998 and 1999 are not available to the author.

          All rock samples collected during the 2003 field programs were marked in the field using Garmin 48XL and Garmin Etrex hand-held GPS units. Each grab rock sample collected for geochemical analysis was accompanied by a separate hand sample retained by Avalon for reference purposes. Each soil sample collected for analysis was accompanied by a separate lithology sample that was washed, logged and added to the digital database by Avalon. Samples collected were placed in double nylon shipping sacks and picked up at Avalon’s secured warehouse by representatives of ALS Chemex of Fairbanks.

          Soil sampling completed in 2003 consisted of power auger soil sampling using 3-inch wide auger flights powered by man-portable gas powerheads. Sampling protocols in place for the program dictated that only top of bedrock soil samples would be collected. Samples were not collected at sample stations where overburden was deeper than the 12 feet of auger flight on hand or where discontinuous permafrost prevented sampling at the soil – bedrock interface. Trench channel sampling conducted in October was conducted with geologic pick and chisel.

.AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

SAMPLE PREPARATION, ANALYSES AND SECURITY

          Details of sampling analytical techniques and security measures utilized by Teryl Resources sampling conducted in the early 1990’s are not available to the author. Sampling conducted by Kinross gold was completed by Bondar Clegg Ltd. using their Fairbanks preparation facility and North Vancouver analytical laboratory (Duncan, 1999). All samples submitted by Kinross were analyzed for Au by 50 gram lead collection fire assay techniques with an atomic emission spectrographic finish. In addition each sample was analyzed for a suite of 27 trace elements using a two acid digestion procedure followed by inductively coupled plasma (ICP) finish. Details relating to crushing, pulverizing and blanks/standard insertion protocols from Kinross’ work are not available to the author.

          All samples collected in 2003 were prepared by ALS Chemex at their Fairbanks preparation facility and analyzed by ALS Chemex at their North Vancouver laboratory. The entirety of each grab and channel rock sample was crushed to 85% passing 75 microns (200 mesh). The entirety of each soil sample collected in 2003 was dried, sieved through a 180 micron (80 mesh) screen and pulverized to +85% passing 75 microns (200 mesh). All soil and rock samples were analyzed for Au by 30 gram lead collection fire assay techniques with an atomic emission spectrographic finish. In addition each sample was analyzed for a suite of 27 trace elements using a four acid digestion procedure followed by inductively coupled plasma (ICP) finish. Pulps and rejects from the 2003 program were returned to Avalon Development’s Fairbanks warehouse for permanent storage.

DATA VERIFICATION

          Sample blanks composed of Browns Hill Quarry basalt from the Fairbanks Mining District, Alaska were inserted as the first sample in a submittal and thereafter in the same submittal on a minimum 1 for 25 basis. A total of 82 sample blanks were inserted into the sampling sequence for the 2003 program. Extensive previous analysis of this same blank rock type has given Avalon a large geochemical database for use on a comparative basis. Analyses performed by ALS Chemex on the blanks from the West Ridge project indicate no unusual or spurious sample results in the blanks submitted. No standards were included in analytical sample shipments.

ADJACENT PROPERTIES

          The West Ridge project is surrounded by over a dozen small to moderate size properties owned by companies and individuals. Several of these properties contain old mines and known-gold-bearing prospects (Freeman and Schaefer, 1999). While some of these properties host mineralization that is similar to that known to exist on the West Ridge project, a discussion of these prospects is outside the scope of this summary.

.AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

MINERAL PROCESSING AND METALLURGICAL TESTING

          There has been no mineral processing or metallurgical testing on mineralized material from the West Ridge property.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

          There are currently no mineral resources or mineral reserve estimates on the West Ridge property.

OTHER RELEVANT DATA AND INFORMATION

          The are no other data available to the author that bear directly on the potential of the West Ridge project.

INTERPRETATION AND CONCLUSIONS

          The West Ridge project is located in a road accessible mining district with excellent land status and infrastructure. The project is located within host rocks that contain commercially viable mineralization elsewhere in the Fairbanks Mining District and is located in the headwaters of streams that were mined for alluvial gold in the past. Limited exploration conducted in the 1990’s suggested the presence of widespread structurally controlled gold mineralization however surface bedrock exposures of mineralization were not discovered until soil sampling and trenching were completed in 2003. Trenching on the Old Glory prospect area of the West Ridge property has revealed shear and intrusive hosted gold mineralization at several locations. Follow-up geophysical surveys suggest intrusive-related gold mineralization may exist on the Old Glory prospect area. Additional exploration work is merited.

RECOMMENDATIONS

          Based on preliminary field, laboratory and literature studies completed to date, the following recommendations for future work are warranted:

1.

Airborne Geophysical Reinterpretation: Data from coarsely spaced lines completed by DGGS (1995) indicate a strong correlation between known gold- bearing prospects and metamorphic rocks containing variably high magnetic susceptibilities. In addition, low-iron, I-type intrusives such as that which host gold mineralization at Fort Knox, Ryan Lode and Dolphin, returned flat or slightly low magnetic responses in the DGGS data and also should be better defined to determine the location and possible extent of intrusive-hosted gold mineralization on the project. Better definition of these metamorphic and intrusive rocks should help guide future drilling of high-grade gold targets. An area measuring 9 kilometers east-west by 7 kilometers north-south should be extracted from the existing digital airborne data and subjected to reinterpretation. The estimated cost of this work is $5,000.

.AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

2.

Reverse Circulation Drilling: Existing geological, geophysical and geochemical data are sufficiently encouraging at the Old Glory prospect to merit initial drilling. A ten to twelve-hole program totaling 5,000 feet is recommended to evaluate the potential of the Old Glory prospect. All holes should be drilled with 6-inch center return reverse circulation equipment with samples collected on 5-foot intervals. All samples should be analyzed for gold by fire assay plus a multi-element ICP package with multi-acid digestion. The estimated cost of this drilling is $300,000.

3.

Soil Auger Sampling: Top of bedrock soil auger sampling using power auger should be extended over the remainder of the West Ridge project. Sample spacing should be on 100 meter centers. All samples should be analyzed for gold by fire assay plus a multi-element ICP package with multi-acid digestion. The estimated cost of this drilling is $275,000.

4.

Ground Magnetics: Reconnaissance scale ground magnetics surveys should be extended to the east and west from the Old Glory prospect. Lines should be spaced 50 meters apart east-west with stations spacing on the lines spaced at 25 meter centers. Gradiometer methods should be employed to help outline subtle magnetic lows often associated with mineralized intrusives in the district. Initial efforts should concentrate on expanding the existing magnetic grid and would consist of approximately 51,000 line feet of survey. Total cost of this program is approximately $10,000.

.AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

REFERENCES CITED

Adler, K., 2003, West Ridge Prospect, Fairbanks Mining District, magnetic and VLF-EM geophysical survey: Unpub. Rept., On-Line Exploration Services, 5 p, digital maps.

Adler, K., 2004, West Ridge Prospect, Fairbanks Mining District, Phase II magnetic geophysical survey: Unpub. Rept., On-Line Exploration Services, 3 p, digital maps.

Beyers, F.M., 1957, Tungsten deposits of the Fairbanks District, Alaska: U.S. Geol. Surv. Bull. 1024-I, p. 179-216.

Bundtzen, T. K., Swainbank, R. C., Deagen, J. R., and Moore, J. L., 1990, Alaska's Mineral Industry, 1989: Alaska Division of Geological and Geophysical Surveys Special Report 44, 100 p.

Bundtzen, T. K., Swainbank, R. C., Clough, A. H., Henning, M. W., and Hansen, E. W., 1994, Alaska's Mineral Industry 1993: Alaska Division of Geological and Geophysical Surveys Special Report 48, 84 p.

Burns, L.E., Newberry, R.J., and Solie, D.N., 1991, Quartz normative plutonic rocks of Interior Alaska and their favorability for association with gold: Alaska Division of Geological and Geophysical Surveys, Report of Investigations 91-3, 58 p.

Byers, F. M., 1957, Tungsten deposits of the Fairbanks District, Alaska: U.S. Geological Survey Bulletin 1024-I, p. 179-216.

Chapman, R. M. and Foster, R. L., 1969, Lode mines and prospects in the Fairbanks mining district, Alaska : U.S. Geol. Surv. Prof. Paper 625D, 25 p., 1 plate.

Cobb, E. H., 1973, Placer deposits of Alaska: U.S. Geological Survey Bulletin 1374, 213 p.

DGGS, 1995, Airborne magnetic survey of the Fairbanks Mining District, Alaska: AK Div. Geol. Geophys. Surv., PDF 95-6 , 2 maps.

Douglas, T. A., 1997, Metamorphic histories of the Chatanika eclogite and Fairbanks Schist within the Yukon Tanana Terrane, Alaska, as revealed by electron microprobe geothermometry and 40AR/39AR single grain dating: unpub. Masters Thesis, Univ. Alaska – Fairbanks.

Douglas, T.A., Layer, P.W., Newberry, R.J., Keskinen, M.J., 2002, Geochronologic and thermobarometric constraints on the metamorphic history of the Fairbanks Mining District, western Yukon-Tanana terrane, Alaska: Can. J. Earth Sci. v. 39, p. 1107-1126.

Duncan, W., 1999, West Ridge drill program summary: Unpub. Internal report, Kinross Gold Corp., 4 pages plus maps,

.AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Flanigan, B., Freeman, C., Newberry, R., McCoy, D., and Hart, C., 2000, Exploration models for mid and Late Cretaceous intrusion-related gold deposits in Alaska and the Yukon Territory, Canada, in Cluer, J.K., Price, J.G., Struhsacker, E.M., Hardyman, R.F., and Morris, C.L., eds., Geology and Ore Deposits 2000: The Great Basin and Beyond: Geological Society of Nevada Symposium Proceedings, May 15-18, 2000, p. 591-614.

Freeman, C.J., 2004, Executive summary for the Golden Summit Project, Fairbanks Mining District, Alaska: Avalon Development Corp., NI43-101 Technical Report GS04-EXE1, submitted to Freegold Ventures Limited, February 10, 2004, 27 p.

Freeman, C.J., 1997, Updated summary of work completed on Mental Health Trust land in Frederich area of the Chatanika Project: Unpub. Internal Memo, Placer Dome U.S., (data now owned by Alaska Mental Health Trust), 3 p.

Freeman, C.J. and Schafer, J.G., 1999, Alaska Resource Data File for the Livengood Quadrangle, Alaska: U.S. Geol. Surv. Open File Rept. 99-574, 464 p.

Hall, M. H., 1985, Structural Geology of the Fairbanks mining district, Alaska : Univ. of Alaska, Unpub. M.S. Thesis, 68p.

Hart, C.J.R., McCoy, D.T., Smith, M, Roberts, P., Hulstein, R., Bakke, A.A., and Bundtzen, T.K., 2002, Geology, exploration and discovery in the Tintina Gold Province, Alaska and Yukon: Soc. Econ. Geol., Spec. Pub. 9, p. 241-274.

Hollister, V.F., 1991, Origin of placer gold in the Fairbanks, Alaska, area: a newly proposed lode source: Econ. Geol., V.86, p. 402-405.

Jensen, P.W. and Newberry, R.J., 2003, The True North orebody, Fairbanks District, Alaska: a distal Intrusion-related Au deposit: Can Inst. Mining and Metal., Montreal, 27 p.

Joesting, H. R., 1943, Strategic mineral occurrences in interior Alaska, supplement to pamphlet no. 1: Alaska Territorial Department of Mines Pamphlet no. 2, 26 p.

Kinross, 2004, Kinross returns to profitability and expands reserves: Kinross Gold Corp., Corporate News Release, March 1, 2004, 31 pp.

LeLacheur, E.A., 1991, Brittle-fault hosted gold mineralization in the Fairbanks District, Alaska: Univ. Alaska, Unpub. M.S. Thesis, 154 p.

McCoy, D.T., Layer, P.W., Newberry, R.J., Bakke, A., Masterman, S., Newberry, R.J., Layer, P., and Goldfarb, R., 1994, Timing and source of lode gold in the Fairbanks mining district, Interior Alaska: U.S. Geological Survey Circular 1107, p. 210.

McCoy, D.T., Newberry, R.J., and Layer, P.W., 1995, Geological, geochemical, and geochronologic evidence for both metamorphic and intrusive metallogenesis in Alaskan gold deposits: Geological Society of America., Abstract with program, v. 27, p. A63.

.AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

McCoy, D. T, Newberry, R.J., Layer, P.W., DiMarchi, J.J., Bakke, A., Masterman, J.S. and Minehane, D.L. 1997, Plutonic Related Gold Deposits of Interior Alaska in Goldfarb, R.J., ed. Ore Deposits of Alaska, Economic Geology Monograph, No. 9, Society of Economic Geologists.

Newberry, R.J.; McCoy, D.T.; Brew, D.A., 1995, Plutonic-hosted gold ores in Alaska: Igneous vs. Metamorphic Origins: Resource Geology Special Issue, no.18.

Newberry, R.J.; Bundtzen, T.K.; Combellick, R.A.; Douglas, T., Laird, G.M.; Liss, S.A.; Pinney, D.S., Reifenstuhl, R.R. and Solie, D.S., 1996, Preliminary geologic map of the Fairbanks Mining District, Alaska, AK Div. Geol. Geophys. Surv., PDF 96-16, 2 maps.

Robinson, 1990, Smith, T.E. and Metz, P.A., 1990, Bedrock Geology of the Fairbanks Mining District: AK Div. Geol. Geophys. Surveys, Prof. Rept. 106, 2 maps.

Smith, M, Thompson, J.F.H., Moore, K.H., Bressler, J.R., Layer, P., Mortensen, J.K., Abe, I., and Takaoka, H., 2000, The Liese Zone, Pogo Property: A new high-grade gold deposit in Alaska: The Tintina Gold Belt: concepts, exploration and discoveries, BCYCM Spec. Vol. 2 (Cordilleran Roundup Jan. 2000), pp. 131-144.

Teryl, 1996, Compilation of gold soil geochemistry and ground magnetics, Central West Ridge prospect: Teryl Res., Unpub. Internal Rept., 1 map.

Weber, F.R., Wheeler, K.L., Rinehart, C.D., Chapman, R.M., and Blodgett, R.B., 1992, Geologic map of the Livengood quadrangle, Alaska: United States Geological Survey Open-File Report 95-562.

.AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

STATEMENT OF QUALIFICATIONS

CURTIS J. FREEMAN
Avalon Development Corporation
P.O. Box 80268, Fairbanks, Alaska 99708
Phone 907-457-5159, Fax 907-455-8069, Email Avalon@alaska.net

I, CURTIS J. FREEMAN, Certified Professional Geologist #6901, HEREBY CERTIFY THAT:

I am currently employed as President of Avalon Development Corporation, P.O. Box 80268, Fairbanks, Alaska, 99708, USA.

2. I am a graduate of the College of Wooster, Ohio, with a B.A. degree in Geology (1978). I am also a graduate of the University of Alaska with an M.S. degree in Economic Geology (1980).

3. I am a member of the American Institute of Professional Geologists, the Society of Economic Geologists, the Geological Society of Nevada, the Alaska Miners Assoc. and the Prospectors and Developers Assoc. of Canada.

4. From 1980 to the present I have been actively employed in various capacities in the mining industry in numerous locations in North America, Central America, South America, New Zealand and Africa.

5. I have read the definition of “Qualified Person” set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional organization (as defined by NI43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI43-101.

6. I am responsible for preparations of all sections of the report entitled “Summary Report for the West Ridge Gold Property, Fairbanks Mining District, Alaska, and dated March 25, 2004 (the “Technical Report”) relating to the West Ridge property. I visited this property numerous times in 2003 and 2004 and employees of Avalon Development conducted all fieldwork on this property during that period.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of this Technical Report that is not reflected in the Technical Report, the omission to disclose which would make the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.5 of NI43-101. I own no interest in any company or entity that owns or controls an interest in the properties which comprise the West Ridge project.

.AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

10. I have read NI43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and the publication by them, including publication of the Technical Report in the public company files on their websites accessible by the public.

DATED in Fairbanks, Alaska this 25th day of March 2005.

.AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

APPENDIX 1

WEST RIDGE CLAIMS
All claims located in the Fairbanks Recording District, Alaska

No.	Claim	Name	Acres	Twnshp	Rng	Sec	Meridian	ADL#
1	West Ridge	4641	40	2N	1E	7	Fairbanks	340081
2	West Ridge	4642	40	2N	1E	7	Fairbanks	340082
3	West Ridge	4643	40	2N	1E	8	Fairbanks	340083
4	West Ridge	4644	40	2N	1E	8	Fairbanks	340084
5	West Ridge	4741	40	2N	1E	7	Fairbanks	340085
6	West Ridge	4743	40	2N	1E	8	Fairbanks	340087
7	West Ridge	4744	40	2N	1E	8	Fairbanks	340088
8	West Ridge	4841	40	2N	1E	7	Fairbanks	340093
9	West Ridge	4842	40	2N	1E	7	Fairbanks	340094
10	West Ridge	4843	40	2N	1E	8	Fairbanks	340095
11	West Ridge	4844	40	2N	1E	8	Fairbanks	340096
12	West Ridge	4845	40	2N	1E	8	Fairbanks	340097
13	West Ridge	4846	40	2N	1E	8	Fairbanks	340098
14	West Ridge	4847	40	2N	1E	9	Fairbanks	340099
15	West Ridge	4848	40	2N	1E	9	Fairbanks	340100
16	West Ridge	4849	40	2N	1E	9	Fairbanks	340101
17	West Ridge	5041	40	2N	1E	6	Fairbanks	340113
18	West Ridge	5042	40	2N	1E	6	Fairbanks	340114
19	West Ridge	5043	40	2N	1E	5	Fairbanks	340115
20	West Ridge	5044	40	2N	1E	5	Fairbanks	340116
21	West Ridge	5045	40	2N	1E	5	Fairbanks	340117
22	West Ridge	5048	40	2N	1E	4	Fairbanks	340120
23	West Ridge	5049	40	2N	1E	4	Fairbanks	340121
24	West Ridge	5050	40	2N	1E	4	Fairbanks	340122
25	West Ridge	5039	40	2N	1E	6	Fairbanks	347662
26	West Ridge	5040	40	2N	1E	6	Fairbanks	347663
27	West Ridge	4649	40	2N	1E	9	Fairbanks	347926
28	West Ridge	4651	40	2N	1E	10	Fairbanks	347928
29	West Ridge	4652	40	2N	1E	10	Fairbanks	347929
30	West Ridge	4653	40	2N	1E	10	Fairbanks	347930
31	West Ridge	4749	40	2N	1E	9	Fairbanks	347931
32	West Ridge	4751	40	2N	1E	10	Fairbanks	347933
33	West Ridge	4752	40	2N	1E	10	Fairbanks	347934
34	West Ridge	4640	40	2N	1E	7	Fairbanks	350798
35	West Ridge	4740	40	2N	1E	7	Fairbanks	350799
36	West Ridge	5051	40	2N	1E	3	Fairbanks	350800
37	West Ridge	5151	40	2N	1E	3	Fairbanks	350801
38	West Ridge	4939	40	2N	1E	7	Fairbanks	363923

.AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net

No.	Claim	Name	Acres	Twnshp	Rng	Sec	Meridian	ADL#
39	West Ridge	4940	40	2N	1E	7	Fairbanks	363924
40	West Ridge	4941	40	2N	1E	7	Fairbanks	363925
41	West Ridge	4942	40	2N	1E	7	Fairbanks	363926
42	West Ridge	4943	40	2N	1E	8	Fairbanks	363927
43	West Ridge	4944	40	2N	1E	8	Fairbanks	363928
44	West Ridge	4945	40	2N	1E	8	Fairbanks	363929
45	West Ridge	4946	40	2N	1E	8	Fairbanks	363930
46	West Ridge	4947	40	2N	1E	9	Fairbanks	363931
47	West Ridge	4948	40	2N	1E	9	Fairbanks	363932
48	West Ridge	4949	40	2N	1E	9	Fairbanks	363933

.AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK
99708 907-457-5159 Fax: 907-455-8069 avalon@alaska.net